UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, October 30, 2023—Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE through March 31, 2024 pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including October 23 through 27, 2023, Seadrill purchased a total of 560,688 shares at an average price of $40.45 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
23 Oct. 2023	OSE	12,798	40.26	515,225
23 Oct. 2023	NYSE	89,392	40.54	3,624,104
24 Oct. 2023	OSE	12,058	40.47	487,938
24 Oct. 2023	NYSE	83,859	41.33	3,465,976
25 Oct. 2023	OSE	13,859	40.88	566,581
25 Oct. 2023	NYSE	128,106	40.47	5,184,373
26 Oct. 2023	OSE	15,548	40.11	623,639
26 Oct. 2023	NYSE	83,736	39.97	3,347,179
27 Oct. 2023	OSE	15,127	39.83	602,541
27 Oct. 2023	NYSE	106,205	40.11	4,260,159
Period total	OSE	69,390	40.29	2,795,923
	NYSE	491,298	40.47	19,881,791

	Total	560,688	40.45	22,677,714

Previously disclosed totals (accumulated)	OSE	332,563	44.74	14,879,323
	NYSE	2,398,524	44.19	105,993,877

	Total	2,731,087	44.26	120,873,200

Program total	OSE	401,953	43.97	17,675,246
	NYSE	2,889,822	43.56	125,875,668

	Total	3,291,775	43.61	143,550,914

The issuer’s holding of own shares: 3,291,775

Following the completion of the above transactions, Seadrill Limited owned a total of 3,291,775 of its own shares, corresponding to 4.12% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 30, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.